UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2008

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [   ]

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes [   ] No [X]

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes [   ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes [   ] No [X]

MATERIAL EVENT

CORPORATE NAME

:

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY

:

00124

TAXPAYER I.D.

:

91.144.000-8

________________________________________________________________________________________

The following material event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

The following was approved at a special meeting of the Company’s Board of Directors held today:

I.

Propose to the Shareholders’ Meeting, the distribution of a Final Dividend, on account of the fiscal year ending December 31, 2007, (that along with the interim dividends already distributed completes 30% of earnings for the period) for the following amounts:

a)

Ch$9.13(nine pesos and 13/100) per Series A Shares and;

b)

Ch$10.043 (ten pesos and 043/100) per Series B Shares

If the Shareholder’s Meeting approves the payment of this dividend it will be available to shareholders beginning April 24, 2008.  The Shareholders Registry will close on April 18, 2008 for payment of this dividend.

II.

Propose to the Shareholders Meeting, in addition to the Final Dividend for the Fiscal year 2007 the payment of an Additional Dividend on account of the Retained Earnings Fund for the following amounts:

a)

Ch$60 (sixty pesos) per Series A share; and

b)

Ch$66 (sixty six pesos) per Series B share.

If approved by the Shareholders Meeting, this Additional Dividend would be paid starting May 14, 2008 and the Shareholders Registry will close May 8, 2008 for determining the recipients of this payment.

Santiago, March 13, 2008

Pedro Pellegrini Ripamonti

Chief Legal and Communications Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, April 10, 2008